January 15, 2020

David Cote
Chief Executive Officer
GS Acquisition Holdings Corp
200 West Street
New York, NY 10282

       Re: GS Acquisition Holdings Corp
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed January 9, 2020
           File No. 001-38518

Dear Mr. Cote:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form PRER14A

Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 117

1. Please provide us with your full calculation of the adjustments reflected in footnote (h).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Cote
GS Acquisition Holdings Corp
January 15, 2020
Page 2

        You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameDavid Cote                            Sincerely,
Comapany NameGS Acquisition Holdings Corp
                                                        Division of Corporation
Finance
January 15, 2020 Page 2                                 Office of Manufacturing
FirstName LastName